Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	March 31,	December 31,
	2019	2018
ASSETS

Current assets
Cash and cash equivalents	$367,843	$393,167
Accounts receivable, net	128,420	138,146
Inventories	131,731	123,524
Net investment in sales-type leases	2,193	2,658
Prepaid expenses	7,750	6,398
Other current assets	21,023	20,278

Total current assets	658,960	684,171

Non-current assets
Net investment in sales-type leases - long term	965	1,552
Property, plant and equipment, net	188,255	188,150
Goodwill	385,612	385,849
Other intangible assets, net	101,486	107,274
Operating lease right-of-use assets	27,408	-
Other non-current assets	22,456	21,258

Total non-current assets	726,182	704,083

Total assets	$1,385,142	$1,388,254

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$43,033	$45,855
Current portion of long term-debt	-	5,143
Accrued expenses and other current liabilities	29,831	39,115
Accrued compensation and related benefits	35,516	31,703
Deferred revenues	53,997	53,965
Operating lease liabilities - short term	9,439	-

Total current liabilities	171,816	175,781

Non-current liabilities
Long-term debt	-	22,000
Deferred tax liabilities	1,391	1,662
Deferred revenues - long-term	17,307	18,422
Operating lease liabilities - long term	18,481	-
Other non-current liabilities	28,474	27,422

Total non-current liabilities	65,653	69,506

Total liabilities	237,469	245,287

Redeemable non-controlling interests	809	852

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 54,048 thousands shares and 53,881 thousands shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	146	146
Additional paid-in capital	2,687,499	2,681,048
Accumulated other comprehensive loss	(7,185)	(7,753)
Accumulated deficit	(1,533,596)	(1,531,326)
Total equity	1,146,864	1,142,115

Total liabilities and equity	$1,385,142	$1,388,254

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended March 31,
	2019	2018
	(unaudited)	(unaudited)
Net sales
Products	$105,091	$103,917
Services	50,209	49,916
	155,300	153,833
Cost of sales
Products	44,169	45,218
Services	34,674	32,965
	78,843	78,183

Gross profit	76,457	75,650

Operating expenses
Research and development, net	22,574	25,110
Selling, general and administrative	57,154	57,005
	79,728	82,115

Operating loss	(3,271)	(6,465)

Financial income, net	753	8

Loss before income taxes	(2,518)	(6,457)

Income tax expenses	1,218	601

Share in profits (losses) of associated companies	1,423	(6,073)

Net loss	(2,313)	(13,131)

Net loss attributable to non-controlling interests	(43)	(90)

Net loss attributable to Stratasys Ltd.	$(2,270)	$(13,041)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.04)	$(0.24)
Diluted	(0.04)	(0.24)

Basic	53,966	53,657
Diluted	53,966	53,657

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended March 31,
		2019	Non-GAAP	2019	2018	Non-GAAP	2018
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$76,457	$4,252	$80,709	$75,650	$5,599	$81,249
	Operating income (loss) (1,2)	(3,271)	10,075	6,804	(6,465)	11,387	4,922
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(2,270)	7,927	5,657	(13,041)	15,763	2,722
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.04)	$0.14	$0.10	$(0.24)	$0.29	$0.05

(1)	Acquired intangible assets amortization expense		3,898			5,204
	Non-cash stock-based compensation expense		354			387
	Merger and acquisition related expense		-			8
			4,252			5,599

(2)	Acquired intangible assets amortization expense		1,889			2,558
	Non-cash stock-based compensation expense		3,875			3,028
	Reorganization and other related costs		59			1,671
	Gain from sale of plant and property		-			(1,563)
	Merger and acquisition related expense		-			94
			5,823			5,788
			10,075			11,387

(3)	Corresponding tax effect		(544)			(792)
	Gain from equity method divestment, related write-offs and amortization		(1,604)			5,168
			$7,927			$15,763

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,966		54,477	52,690		53,341

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2019

(in millions, except per share data)
GAAP net loss	($22) to ($12)

Adjustments
Stock-based compensation expense	$20 to $22
Intangible assets amortization expense	$32
Reorganization related expense	$1 to $2
Tax expense (Income) related to Non-GAAP adjustment	($4) to ($3)

Non-GAAP net income	$30 to $38

GAAP loss per share	($0.40) to ($0.22)

Non-GAAP diluted earnings per share	$0.55 to $0.70

SSYS Q1 2019 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter 2019 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3 & 4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our 2019 first quarter financial results. On the call with us today are Elan Jaglom, Interim CEO, David Reis, Vice-Chairman and member of our Board’s Oversight Committee, and Lilach Payorski, CFO. David is joining us remotely by phone.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor relations section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding our expectations as to our future revenue, gross margin, operating expenses, taxes and other future financial performance, and our expectations for our business outlook. All statements that speak to future performance, events, expectations or results are forward-looking statements. Actual results or trends could differ materially from our forecast. For risks that could cause actual results to be materially different from those set forth in forward-looking statements, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F for the 2018 year, as well as our report on Form 6-K and the related press release concerning our earnings for the first quarter of 2019, the latter two of which we are filing with, or furnishing to the SEC today. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our Interim CEO, Elan Jaglom. Elan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Elan Jaglom

Thank you Yonah.

Good morning everyone and thank you for joining today’s call.

We are pleased with our first quarter top line results, and particularly encouraged by the continuation of the strong performance we have been seeing in North America over the last several quarters, demonstrating steady and continuing adoption of our systems and materials in our largest market. Overall, revenue was unfavorably impacted relative to the corresponding prior period by unfavorable changes to foreign exchange rates.

We are also pleased with our non-GAAP profitability in the first quarter, as we continue to show our commitment to control expenses and deliver shareholder value.

We are excited about our recent new product introductions, such as the F120 and V650 printers, which we believe will expand our addressable markets, and we look forward to sharing more about our portfolio roadmap later in the year.

I will return later in the call to provide an update on our search for a new Chief Executive Officer, and David will provide more details regarding the quarter and recent product announcements, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6 & 7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Elan, and good morning, everyone.

Total revenue in the first quarter was $155.3 million compared to $153.8 million for the same period last year.

After adjusting for the sale of our divested entities during 2018, on a like-for-like basis total revenue was up 3% for the first quarter, and 5% after also adjusting for foreign-currency exchange rate changes.

GAAP operating loss for the first quarter was $3.3 million, compared to a loss of $6.5 million for the same period last year.

Non-GAAP operating income for the first quarter was $6.8 million, compared to non-GAAP operating income of $4.9 million for the same period last year.

GAAP net loss for the quarter was $2.3 million, or ($0.04) per diluted share, compared to a net loss of $13.0 million, or ($0.24) per diluted share, for the same period last year.

Non-GAAP net income for the quarter was $5.7 million, or $0.10 per diluted share, compared to non-GAAP net income of $2.7 million, or $0.05 per diluted share, reported for the same period last year.

SLIDE 8: REVENUE

Product revenue in the first quarter was $105.1 million, an increase of 1% compared to the same period last year. Excluding the divested entities, product revenue increased by 4%.

Within product revenue, system revenue for the quarter was up 1%, and increased by 4% after adjusting for the divested entities, compared to the same period last year.

Consumables revenue for the quarter increased by 1% compared to the same period last year and increased by 3% after excluding the divested entities.

Services revenue in the first quarter was $50.2 million, an increase of 1% compared to the same period last year. The exclusion of the divested entities had no meaningful impact on the overall services revenue growth rate.

Within services revenue, customer support revenue, increased by 1% compared to the same period last year, and 2% excluding divested entities.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin was 49.2% for the quarter, unchanged from the same period last year.

Non-GAAP gross margin was 52.0% for the first quarter, compared to 52.8% for the same period last year, driven by the mix of revenue sources.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 3% to $79.7 million for the first quarter, as compared to the same period last year, primarily due to the exclusion of our divested entities.

Non-GAAP operating expenses decreased by 3% to $73.9 million for the first quarter as compared to the same period last year, driven by a continued focus on administrative cost controls, R&D project timing and the impact of divestments.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $4.6 million of cash from operations during the first quarter, as compared to $27.1 million of cash generated in the first quarter last year. The reduced cash generation compared to last year is primarily due to timing of tax payments, and proactive steps to increase inventory levels in order to improve fulfillment time and support product demand.

We ended the first quarter with $367.8 million in cash and cash equivalents, compared to $393.2 million at the end of the fourth quarter of 2018. The decrease in our cash balance relative to the prior quarter is primarily due to a mortgage repayment.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.

We are pleased with our first quarter results and encouraged by the continuation of the strong performance we have been seeing in North America over the last several quarters in both systems and materials.

2.	Our results reflect a continuation of strong non-GAAP earnings, demonstrating the success of our ongoing effort to maintain operational discipline and expense management.
3.	We continue to enjoy a healthy balance sheet and are well positioned to take advantage of opportunities moving forward.

I would now like to turn the call back over to Elan.

SLIDE 13: UPDATE ON CEO SEARCH / CEO ANNOUNCEMENT

Thank you, Lilach.

Our search for a new CEO is moving ahead and we continue our dialogue with candidates.

While we had hoped to finalize the process by now, we are happy to have a strong, experienced oversight committee reporting to me that has done an excellent job advising our team during the interim period.

We believe that the diligence and careful consideration we are taking during the search process will be well-rewarded once we make a decision and we look forward to completing the process and announcing our new CEO.

I would now like to ask David to provide more detailed information regarding the results of the quarter, David?

SLIDE 14 - 15: Q1 2019 UPDATE

Thank you, Elan.

Our first quarter results reflect a continuation of the trends we observed in the fourth quarter of last year, with strong hardware and consumables growth in the US, our largest market.

In the US we had a very good quarter for our high-end Fortus FDM production systems, driven in part through continued adoption by aerospace OEMs. As we have mentioned before, our high-end platforms generate more utilization per unit, which we believe will lead to accelerated future annuity streams from materials and services.

The US also saw a strong quarter for our F123 platform, with continued interest in our new Elastomer TPU material-enabled edition.

Overall, we continue to see increased adoption in our target verticals of aerospace, automotive, and healthcare and dental.

We are pleased with the early traction we are seeing from our new products launched last year, including the F380 Carbon Fiber Edition, and the previously mentioned Elastomer TPU-enabled version of our F123 Printer. We also began shipping the new MakerBot Method at the end of the first quarter, after showing strong pre-order demand.

SLIDE 16: NEW PRODUCT INTRODUCTIONS

Recently, at the Additive Manufacturing User Group conference, we made several announcements:

1.

We introduced the new F120 3D Printer – an industrial-grade system targeting customers new to additive manufacturing. The F120 offers the benefits of our F123 platform at an affordable price, and provides reliable, accurate, and quality 3D printing specifically designed for designers, engineers and educators. The market response has been very positive, and we look forward to shipping the F120 later this year.

2.

We also showcased our new V650 Flex Stereolithography 3D Printer – our first commercially-available entry into this marketplace that combines the power of a large-scale system with an open, configurable environment that is fine-tunable across a broad range of available resins. The V650 gives customers greater accuracy, choice, and lower costs for 3D printed prototyping and part development. Select DSM resins tailored for specific applications will be commercially available directly from Stratasys. Interest has been strong, and we expect to place units at customer sites throughout the year and beyond.

3.

Finally, we announced our collaboration with Pantone – the authority on professional color standards and digital solutions across the design industry. The Stratasys J750 and J735 Printers are now the first and only 3D printing systems with technology officially recognized as “Pantone-Validated” – allowing for synchronized color communication between designers, modelers and manufacturers. We expect to continue to see demand for our high-end PolyJet solutions from industries that require high levels of realism, including the consumer-packaged goods (CPG) and medical segments.

These represent just the beginning of a series of product launches and announcements that we plan to make over the next 18 months and beyond, that we believe, collectively will meaningfully expand our portfolio and contribute to accelerated growth beginning in 2020.

In addition to upcoming new innovations for our FDM and PolyJet portfolios, we expect to increase our manufacturing-focused materials offerings, add additional technologies that expand our addressable markets, and pursue collaborations that enhance our abilities to enter into high requirement industries and applications.

SLIDE 17: AEROSPACE

I would like to briefly mention a significant milestone that we achieved in our key vertical segment of aerospace.

Recently, the National Institute of Aviation Research, or NIAR, published a National Center for Advanced Materials Performance (NCAMP) material specification, process specification and extensive test and analysis reports, which document the performance, or the design allowables, achievable with a Fortus 900mc and ULTEM 9085 in our Aircraft Interior Solution configuration.

While aerospace companies often develop their own processes and standards, this specification document makes it easier for others in industry and supply chain to leverage our technology with a fraction of the testing, qualification and investment needed previously, and without the risk of an unknown outcome. The only way to meet this standard is to run ULTEM from Stratasys on a qualified Fortus production system.

We are extremely excited about reaching this milestone and look forward to the continued adoption of our technology for advanced manufacturing applications in aerospace.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide greater details on our 2019 financial guidance. Yonah?

SLIDE 18: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, David.

We are providing full year guidance for 2019 as follows:

1.	Revenue guidance of $670 to $700 million.
2.	GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
3.	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.
4.	Non-GAAP operating margin of 5.5% to 6.5%.
5.	Capital expenditures projected at $45 to $60 million.

Our guidance reflects growth combined with a continued showing of operational efficiency, as our profitability will increase relative to the top-line.

Non-GAAP earnings guidance excludes $32 million of projected amortization of intangible assets; $20 to $22 million of share-based compensation expense; reorganization related and other expenses of $1 to $2 million; and includes tax adjustments of ($3) to ($4) million on the above non-GAAP items.

The estimated non-GAAP tax rate for 2019 is impacted by the ongoing non-cash valuation allowance on deferred tax assets that we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income is the best measure of our performance.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Elan Jaglom

Thank you for joining today’s call. We look forward to meeting those of you that will attend the Rapid TCT conference later this month in Detroit, and to speaking with all of you again next quarter.

SLIDE 20: FINANCIAL RECONCILIATION TABLES